EXHIBIT 8.1

Significant Subsidiaries and Consolidated Affiliated Entities of the Registrant

Subsidiary	Place of Incorporation
Futu Financial Limited	Hong Kong
Futu Lending Limited	Hong Kong
Futu Network Technology Limited	Hong Kong
Futu Securities (Hong Kong) Limited	Hong Kong
Futu Securities International (Hong Kong) Limited	Hong Kong
Futu Trustee Limited	Hong Kong
Futu US Inc.	the United States
Moomoo Financial Inc.	the United States
Futu Clearing Inc.	the United States
Moomoo Technologies Inc.	the United States
Shensi Network Technology (Beijing) Co., Ltd.	PRC
Futu Network Technology (Shenzhen) Co., Ltd.	PRC
Moomoo Financial Singapore Pte. Ltd.	Singapore
Futu Securities (Australia) Ltd	Australia

Consolidated Affiliated Entity	Place of Incorporation
Shenzhen Futu Network Technology Co., Ltd.	PRC
Hainan Futu Information Services Co., Ltd.	PRC